Exhibit (e)(2)

Form of

Amendment No. 1 to Distribution Agreement

This Amendment No. 1 to Distribution Agreement (this “Amendment”), dated ________ __, 2008 between Westcore Trust, a Massachusetts Business Trust (the “Trust”) and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS entered into a Distribution Agreement dated September 30, 2005 (the “Agreement”); and

WHEREAS, ALPS and the Trust wish to amend the Agreement to include a new series of the Trust named the Micro-Cap Opportunity Fund.

NOW THEREFORE, in consideration of the mutual covenants herein contained and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.         The first clause of the Agreement shall be deleted in its entirely and replaced with the following:

“You, ALPS Distributors, Inc., are currently the distributor of shares of beneficial interest (the “Shares”) of the Trust’s MIDCO Growth Fund, Blue Chip Fund, Flexible Income Fund, Plus Bond Fund, Growth Fund, Small-Cap Opportunity Fund, Colorado Tax-Exempt Fund, Mid-Cap Value Fund, Small-Cap Value Fund, Select Fund, International Frontier Fund and Micro-Cap Opportunity Fund (together the “Funds”). This Agreement confirms that in consideration of the agreements hereinafter contained, the Trust has agreed that you shall be (or continue to be, as the case may be) for the period of this Agreement the distributor of Shares of the Funds.”

2.         Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

            IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

WESTCORE TRUST	ALPS DISTRIBUTORS, INC.

By:	By:
Name:	Name:
Title:	Title: